Exhibit 99.1

NR 24-01

GOLD RESERVE ANNOUNCES FURTHER MANAGEMENT AND BOARD CHANGES

SPOKANE, WASHINGTON, January 5, 2024

Further to its press release of November 27, 2023 announcing the retirement of Rockne J. Timm as Chief Executive Officer of Gold Reserve Inc. (TSX.V:GRZ) (OTCQX:GDRZF) (Gold Reserve or the Company) effective February 13, 2024, the Company is pleased to announce further changes that will become effective upon Mr. Timm’s retirement. James H. Coleman, currently Executive Chairman of Gold Reserve, will become President and Chairman Emeritus and continue his role as a senior executive of the Company in that capacity and Robert Cohen, currently a director of Gold Reserve, will be appointed Chairman of the Board. As previously announced, Mr. Timm will continue to serve as a director and advisor to the Company following his retirement. The Board of Directors of Gold Reserve believe that these changes will allow it to effectively manage the transitional issues associated with Mr. Timm’s retirement after his more than 35 years of strong leadership. The Board also continues to actively search for a full-time Chief Executive Officer to manage the day-to-day affairs of the Company as it continues its work to enhance shareholder value.

This release has been approved by Rockne J. Timm, CEO of the Company.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and sedarplus.ca.

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation, the risk that the Company may not be able to identify and retain a new Chief Executive Officer in a timely manner. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Report on Form 20-F and Management’s Discussion & Analysis for the year ended December 31, 2022 and other reports that have been filed on SEDAR and are available under the Company’s profile at

www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.